SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS     GROUP PLC (Registrant)
Dated: August 31, 2005
By: /s/ Nancy C. Gardner

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.     Name of company

Reuters Group PLC

2.     Name of shareholder having a major interest

Fidelity Investments

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Shareholder in 2

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various

5.     Number of shares / amount of stock acquired

Not applicable

6.     Percentage of issued class

Not applicable

7.     Number of shares / amount of stock disposed

13,352,425

8.     Percentage of issued class

0.93%

9.     Class of security

Ordinary 25p shares

10.     Date of transaction

Not advised

11.     Date company informed

8 August 2005

12.     Total holding following this notification

126,363,831

13.     Total percentage holding of issued class following this notification

8.78%

14.     Any additional information

No

15.     Name of contact and telephone number for queries

Elizabeth Maclean – 020 75426706

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of notification

8 August 2005

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